UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CESCA THERAPEUTICS inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

157131103

(CUSIP Number)

Xiaochun Xu, PhD, MBA

c/o Boyalife Group, Ltd.

800 Jiefang Road East

Wuxi City, China 214002

Tel: (+86) 15190288800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103
(1)	NAME OF REPORTING PERSON: Boyalife Investment Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Cash Reserve (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,102,941
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 6,102,941
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,102,941
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%
(14)	TYPE OF REPORTING PERSON CO

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Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2. Identity and Background

Below is information regarding Reporting Person.

(a) (b) (c) and (f)

Name	Business Address	Principal Business	Jurisdiction of Formation
Boyalife Investment Inc. (“Boyalife USA”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	USA

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act.

Item 3. Source and Amount of funds or Other Consideration

Pursuant to the transaction described below, Boyalife USA has acquired 6,102,941 Shares of Common Stocks of Cesca through the conversion of a debenture that has been reported on previous SEC filings.

Item 4. Purpose of Transaction

The information set forth in Item 3 hereof is incorporated herein by reference.

On February 2, 2016, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with the Reporting Persons, pursuant to which the Issuer agreed to issue to the Reporting Persons in two closings Shares, senior secured three-year convertible debentures (the “Debentures”) and five-year warrants to purchase additional Shares (the “Warrants” and, such transaction, the “Boyalife Financing”).

On August 22, 2016, Cesca exercises its rights under the terms of Boyalife Financing to retire such debenture and convert it into Common Stocks.

The terms of the Shares, the Debentures, the Warrants and the transactions contemplated by the Purchase Agreement were previously disclosed in a Current Report on Form 8-K filed by the Issuer on February 3, 2016 (the “Initial 8-K”).

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Item 5. Interest in Securities of the Issuer

(a)	See Line 13 of the cover sheets and the footnotes thereto. The percentage is calculated based on total Shares being deemed issued and outstanding (based upon information provided by the Issuer) which consists of: (i) 6,102,941 Shares that are issued to Boyalife USA, and (ii) an aggregate of 735,295 Shares are issued to Boyalife Hong Kong.

(b)	The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Boyalife USA	6,102,941	6,102,941	0
Boyalife Hong Kong	735,295	735,295	0

(c)	No reportable transactions of Reporting Person’s Shares within last sixty (60) days.

(d)	No person other than the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by such Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At the Initial Closing as contemplated by the Purchase Agreement, which has been filed with SEC on previous filings, the Company and the Investors entered into a Nomination and Voting Agreement dated as of the Initial Closing (the “Voting Agreement”), pursuant to which the Investors will have the right to nominate up to three members of the Company’s Board of Directors, and the Company and Boyalife USA entered into a Security Agreement dated as of the Initial Closing (the “Security Agreement”), pursuant to which the Company granted Boyalife USA a first priority senior lien and security interest over substantially all of the Company’s assets to secure the Company’s obligations under the Debentures. The terms of the Voting Agreement and the Security Agreement were previously disclosed in the Initial 8-K.

Item 7. Material to Be filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

Boyalife Investment, Inc.

By: /s/Xiaochun Xu
(Signature)

Name: Dr. Xiaochun Xu
Title: President

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